LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

09046891

SUPPL

RECEIVED
2009 SEP -3 P 12:45
OFFICE OF INTERNATIONAL CORPORATE FINANCE

14 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 13 August 2009, re: Exercise of Options by Principal Officers during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **13/08/2009 06:19:45 PM**

Reference No **LI-090813-8BC0B**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type * ● Announcement ○ Reply to query

Subject :* Exercise of options by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.06 of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Date of Exercise pursuant to Executive Share Option Scheme	Exercise Price per Share (RM)	Number of Shares Subscribed	% of Issued Share Capital
Cheng Sin Yeng	13.08.2009	1.037	26,200	Negligible
Liew Choon Yick	13.08.2009	1.037	21,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

13 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)
A Member of The Lion Group

17 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 14 August 2009, re: Dealings in Securities by Principal Officers during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 14/08/2009 05:30:42 PM

Reference No LI-090814-43ED9

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by Principal Officers during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.08(d) of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, the principal officers of the Company have dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officers	Notice of Intention to Deal	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Anthony Julian Chin Yoke Sheng	27.07.2009	14.08.2009	1.70	29,200	Negligible
Wong Phooi Lin	28.07.2009	14.08.2009	1.70	2,500	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

14 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

19 August 2009

RECEIVED
2009 SEP -3 P 12:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy each of the following documents for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) Additional Listing Application dated 13 August 2009 and 18 August 2009; and

2) General Announcement dated 18 August 2009, re: Dealings in Securities by a Principal Officer during Closed Period.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 2162 3448

BURSA MALAYSIA

Form Version V3.0

Additional Listing Application (ALA)

Ownership transfer to **LION INDUSTRIES CORPORATION** on **13/08/2009 02:07:20 PM**

Reference No **LI-090813-1A26C**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Number of corporate proposal * ☐ 1

1. Details of Corporate Proposal

Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]	○ Yes ● No
Types of corporate proposal *	ESOS
Details of corporate proposal *	ESOS
No. of shares issued under this corporate proposal *	87,700
Issue price per share ($$) *	Malaysian Ringgit (MYR) 0.000
Par Value ($$)	Malaysian Ringgit (MYR) 1.000

Latest issued and paid up share capital after the above corporate proposal in the following

Units *	713,147,065
Currency *	Malaysian Ringgit (MYR) 713,147,065.000
Listing Date *	14/08/2009
Remarks:	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

13 AUG 2009

BURSA MALAYSIA

Form Version V3.0

Additional Listing Application (ALA)

Ownership transfer to **LION INDUSTRIES CORPORATION on 18/08/2009 12:23:29 PM**

Reference No **LI-090818-81ED8**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Number of corporate proposal *	☐ 1

1. Details of Corporate Proposal

Whether the corporate proposal involves the issuance of new type and new class of securities? * [e.g. new issues of A-Shares, new warrants, new ICULS, etc]	○ Yes ● No
Types of corporate proposal *	ESOS
Details of corporate proposal *	ESOS
No. of shares issued under this corporate proposal *	5,000
Issue price per share ($$) *	Malaysian Ringgit (MYR) 0.000
Par Value ($$)	Malaysian Ringgit (MYR) 1.000

Latest issued and paid up share capital after the above corporate proposal in the following

Units *	713,152,065
Currency *	Malaysian Ringgit (MYR) 713,152,065.000
Listing Date *	19/08/2009
Remarks:	

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

18 AUG 2009

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to **LION INDUSTRIES CORPORATION** on **18/08/2009 05:21:26 PM**

Reference No **LI-090818-364CA**

Submitting Investment Bank/Advisor (if applicable)	
Submitting Secretarial Firm (if applicable)	
Company name *	LION INDUSTRIES CORPORATION BERHAD
Stock name *	LIONIND
Stock code *	4235
Contact person *	Wong Phooi Lin
Designation *	Secretary

Type *	● Announcement ○ Reply to query
Subject :*	Dealings in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.08(d) of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Notice of Intention to Deal	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Cheng Sin Yeng	28.07.2009	17.08.2009	1.60	4,200	Negligible
		18.08.2009		15,800	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

....

Secretary

18 AUG 2009

LION INDUSTRIES CORPORATION BERHAD (415-D)

A Member of The Lion Group

20 August 2009

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad

We enclose herewith a copy of the General Announcement dated 19 August 2009, re: Dealings in Securities by a Principal Officer during Closed Period for filing pursuant to exemption granted to the Company under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c Ms Violet Pagan - The Bank of New York
ADR Department
101 Barclay Street, 22W
New York
NY 10286

BURSA MALAYSIA

Form Version V3.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 19/08/2009 06:01:22 PM

Reference No LI-090819-70DA7

Submitting Investment Bank/Advisor (if applicable)

Submitting Secretarial Firm (if applicable)

Company name * LION INDUSTRIES CORPORATION BERHAD

Stock name * LIONIND

Stock code * 4235

Contact person * Wong Phooi Lin

Designation * Secretary

Type * ● Announcement ○ Reply to query

Subject :* Dealings in Securities by a Principal Officer during Closed Period

Note: If the announcement is a long announcement, please summarize the announcement in the contents and enter the details of the announcement in the Announcement Details or attached the full details of the announcement as attachment.

Contents :-*

(This field is to be used for the summary of the announcement)

Pursuant to Paragraph 14.08(d) of the Main Market Listing Requirements of Bursa Malaysia Securities Berhad, a principal officer of the Company has dealt in the securities of the Company as set out in Table 1 hereunder.

Announcement Details :-

(This field is for the details of the announcement, if applicable)

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table 1

Name of Principal Officer	Notice of Intention to Deal	Date of Dealings	Average Consideration per Share (RM)	Number of Shares Sold	% of Issued Share Capital
Tan Chitt Loo	27.07.2009	19.08.2009	1.68	5,000	Negligible

Attachment(s):- (please attach the attachments here)

LION INDUSTRIES CORPORATION BERHAD (415-D)

Secretary

19 AUG 2009